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November 4, 2024	vedderprice.com
Deborah Bielicke Eades
Shareholder
+1 312 609 7697
jdeades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-14
File No. 333-281752

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 1, 2024 with respect to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed on October 25, 2024 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of Tortoise Power and Energy Infrastructure Fund (the “Acquiring Fund”), a series of the Registrant, in connection with the proposed mergers of Tortoise Pipeline & Energy Fund, Inc. (“TTP” or a “Target Fund”), Tortoise Energy Independence Fund, Inc. (“NDP” or a “Target Fund”) and Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ” or a “Target Fund”) with and into a wholly-owned subsidiary of the Acquiring Fund. The Acquiring Fund and each Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 3 to the Registration Statement concurrently herewith to address the comments of the staff and to file certain exhibits in Part C of the Registration Statement.

1.	Comment: We understand that Maryland law may permit a fund organized as a Maryland statutory trust to eliminate or alter the fiduciary duties of trustees and replace them with standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, among other fiduciaries, are inconsistent with the federal securities laws and the Commission’s expressed views on such persons’ fiduciary duties.

Please revise the provision added to Article IX, Section 9.2(b) of the Declaration to clarify explicitly that, notwithstanding anything to the contrary in the Declaration, any provisions modifying, restating or eliminating duties or liabilities of trustees or other covered fiduciaries arising under state law duties (including the duty of care and the duty of loyalty) shall not apply to, or in any way limit, the duties of trustees or covered fidiciaries the liabilities of such persons with respect to matters arising under the federal securities laws.

Response: Registrant notes that, for Maryland statutory trusts, the standards of conduct applicable to trustees are set forth by statute under Section 12-402 of the Maryland Act. These duties are similar, but not the same as a common law duty of care or duty of loyalty. Accordingly, Registrant has made the requested change but with reference to Section 12-402 of the Maryland Act rather than the common law duties of care and loyalty. In addition, Registrant respectfully declines to use the term "covered fiduciary" as that term is not used in the Declaration. Registrant confirms that the Declaration does not modify, restrict or eliminate the duties of the investment adviser to the Trust.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

November 4, 2024

2.	Comment: Please revise the description of the Declaration of Trust to reflect the revised language to Section 9.2.

Response: The Registrant has made the requested changes.

Registrant confirms that no changes have been made to the financial information as presented in Pre-Effective Amendment No. 2 and except as noted above and except for minor changes to correct cross references and page numbers, there are no other disclosure changes reflected in this Pre-Effective Amendment. Please contact the undersigned at (312) 609-7661 or Jacob Tiedt at (312) 609-7657 if there any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob Tiedt, Shareholder, Vedder Price P.C.